SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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EDWARD H.P. LAM ♦*		LOS ANGELES
HAIPING LI *	TEL: (852) 3740-4700	NEW YORK
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*(ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
CHI T. STEVE KWOK (NEW YORK)		SÃO PAULO
GREGORY G.H. MIAO (NEW YORK)	CONFIDENTIAL	SEOUL
ALAN G. SCHIFFMAN (NEW YORK)		SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

March 7, 2016

Mail Stop 3720
Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
William Mastrianna, Attorney-Adviser
Ivette Leon, Assistant Chief Accountant
Jamie Kessel, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             China Online Education Group (CIK No. 0001659494) Confidential Submission of the Revised Draft Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Mastrianna, Ms. Leon and Ms. Kessel:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on February 1, 2016, and two copies of the submitted exhibits.

Financial Statements

The Company has included its audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2014 and 2015 in this submission. As an emerging growth company, the Company has omitted the selected financial information for the years before 2013.

Industry and Market Data

The Company has amended industry and market data in this submission to present the lastest available data. The Company encloses as Annex A to this letter the relevant portions of the industry and market data from Frost & Sullivan, the National Bureau of Statistics of China and the Philippine Statistics Authority, supporting the corresponding statements in the Revised Draft Registration Statement.

The Company confirms that the data from the National Bureau of Statistics of China and the Philippine Statistics Authority are publicly available, and that report prepared by Frost & Sullivan is not publicly available. The Company further confirms that other than the report prepared by Frost & Sullivan, whose consent has been submitted and will be filed as an exhibit to the registration statement on Form F-1, there are no other reports that have been prepared specifically for this filing.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Vincent Cheuk, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-10-6533-2010 or via e-mail at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jack Jiajia Huang, Chairman and Chief Executive Officer, China Online Education Group

Jimmy Lai, Chief Financial Officer, China Online Education Group

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP

Annex A

China Online Education Group

Table of Third-party Market Data and Supporting Documents

Item	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
A	According to the Frost & Sullivan Report, we are one of the top online education platforms as measured by gross billings in 2015, and the largest online English education platform in China, as measured by gross billings in 2015 and the number of available foreign teachers as of December 31, 2015.	1, 74, 101, 102-103	Frost & Sullivan Report	69

B	According to the Frost & Sullivan Report, we are one of the top online education platforms as measured by gross billings in 2015, and the largest online English education platform in China, as measured by gross billings in 2015 and the number of available foreign teachers as of December 31, 2015.	1, 74, 101, 102-103	Frost & Sullivan Report	72

C	According to the Frost & Sullivan Report, we are one of the top online education platforms as measured by gross billings in 2015, and the largest online English education platform in China, as measured by gross billings in 2015 and the number of available foreign teachers as of December 31, 2015.	1, 74, 101, 102-103	Frost & Sullivan Report	72

D	According to the Frost & Sullivan Report, China’s private education market reached RMB1,057.7 billion (US$163.3 billion) in 2015, and is expected to further grow at a CAGR of 15.4% to RMB2,161.8 billion (US$333.7 billion) in 2020.	2, 97	Frost & Sullivan Report	36

E	China’s online English education market in terms of gross billings increased from RMB3.4 billion (US$0.5 billion) in 2010 to RMB18.3 billion (US$2.83 billion) in 2015, representing a CAGR of 40.0%, and is expected to further increase to RMB160.9 billion (US$24.8 billion) in 2020, representing a CAGR of 54.5% from 2015. (pages 2-3, 74, 98) Chart: China’s online English education market (RMB in billions) (page 99)	2-3, 74, 98, 99	Frost & Sullivan Report	53

F	China’s online education market in terms of gross billings increased from RMB46.1 billion (US$7.1 billion) in 2010 to RMB131.2 billion (US$20.3 billion) in 2015, representing a CAGR of 23.3%, and is expected to further increase to RMB655.0 billion (US$101.1 billion) in 2020, representing a CAGR of 37.9% from 2015. Chart: China’s online education market (RMB in billions)	97	Frost & Sullivan Report	38

G	According to the Frost & Sullivan Report, mobile internet users as a percentage of all internet users in China is expected to increase from 90.1% in 2015 to 99.5% in 2020.	97	Frost & Sullivan Report	11

H	According to a survey conducted by Frost & Sullivan, or the Survey, more than 90% of the participants who have taken online courses intend to take online lessons on mobile platforms.	97	Frost & Sullivan Report	78

I	In 2014, the English speaking population in China as a percentage of total population was significantly lower than those in Singapore, Hong Kong, and Malaysia.	98	Frost & Sullivan Report	28

J	According to the Survey, people value quality of teachers, lesson format and brand reputation as the top considerations when selecting English education providers. In particular, the majority of the participants prefer small group or one-on-one lesson over large group lesson formats for English education. (page 98) According to the Survey, students considered the quality of teachers to be the most important factor in selecting an English education provider and rated our teachers to be of the highest quality as compared with leading online education companies. (page 103)	98, 103	Frost & Sullivan Report	79

K	China’s English education market in terms of gross billings grew from RMB79.5 billion (US$12.3 billion) in 2010 to RMB153.4 billion (US$23.7 billion) in 2015, representing a CAGR of 14.0%, and is expected to further increase to RMB445.8 billion (US$68.8 billion) in 2020, representing a CAGR of 23.8% from 2015. Chart: China’s English education market (RMB in billions)	98	Frost & Sullivan Report	47

L	According to the Frost & Sullivan Report, the K-12 segment of the online English education market in China is expected to grow from RMB7.1 billion (US$1.1 billion) in 2015 to RMB83.7 billion (US$12.9 billion) in 2020.	99	Frost & Sullivan Report	58

M	According to the Frost & Sullivan Report, China’s online live interactive English education market in terms of gross billings increased from RMB75.1 million (US$11.6 million) in 2010 to RMB1.4 billion (US$0.2 billion) in 2015, representing a CAGR of 80.2%, and is expected to further increase to RMB64.7 billion (US$10.0 billion) in 2020, representing a CAGR of 114.4% from 2015.	99	Frost & Sullivan Report	62

N	Furthermore, according to the Frost & Sullivan Report, in 2015, the average monthly salary in the Philippines was US$197.8, as compared to the average monthly salary for foreign teachers in China of US$1,616.6.	100	Frost & Sullivan Report	23

O

Furthermore, according to the Frost & Sullivan Report, in 2015, the average monthly salary in the Philippines was US$197.8, as compared to the average monthly salary for foreign teachers in China of US$1,616.6. (page 100)

The average monthly pay of a typical teacher on our platform is approximately RMB3,520 (US$543), assuming he or she instructs 16 lessons per day for five days each week, which is approximately one-third the pay of a typical foreign English teacher in China in 2015. (page 105)

However, our pay is highly competitive with other comparable opportunities in the Philippines, such as call centers and public school teachers, who in 2015 provided average monthly salaries of US$511.6 and US$423.9, respectively, according to the Frost & Sullivan Report. (page 105)

		100, 105	Frost & Sullivan Report	26

P	In addition, according to the Frost & Sullivan Report, the Philippines is ranked among the top 10 countries in the world by total number of English speakers in 2014.	100	Frost & Sullivan Report	28

Q	According to the Survey, students considered the quality of teachers to be the most important factor in selecting an English education provider and rated our teachers to be of the highest quality as compared with leading online education companies.	103	Frost & Sullivan Report	83

R	According to the Survey, students perceived our course package to be of the highest value-for-money among leading online and offline English education companies.	104	Frost & Sullivan Report	87

S	According to the Frost & Sullivan Report, as of December 31, 2015, the population of K-12 students, college students and working adults in China reached 180.2 million, 26.3 million and 774.5 million, respectively, and the frequency of overseas travelling of residents in China reached 133.6 million times during 2015.	98	Frost & Sullivan Report	31

T	According to the Frost & Sullivan Report, as of December 31, 2015, the population of K-12 students, college students and working adults in China reached 180.2 million, 26.3 million and 774.5 million, respectively, and the frequency of overseas travelling of residents in China reached 133.6 million times during 2015.	98	Frost & Sullivan Report	32

U	According to the Frost & Sullivan Report, as of December 31, 2015, the population of K-12 students, college students and working adults in China reached 180.2 million, 26.3 million and 774.5 million, respectively, and the frequency of overseas travelling of residents in China reached 133.6 million times during 2015.	98	Frost & Sullivan Report	33

V	According to the Frost & Sullivan Report, as of December 31, 2015, the population of K-12 students, college students and working adults in China reached 180.2 million, 26.3 million and 774.5 million, respectively, and the frequency of overseas travelling of residents in China reached 133.6 million times during 2015.	98	Frost & Sullivan Report	35

W	There were 656.3 thousands students who graduated from colleges in the Philippines in 2015, according to the Frost & Sullivan Report, forming a large pool of well-educated teacher candidates.	100	Frost & Sullivan Report	27

X	However, our pay is highly competitive with other comparable opportunities in the Philippines, such as call centers and public school teachers, who in 2015 provided average monthly salaries of US$511.6 and US$423.9, respectively, according to the Frost & Sullivan Report.	105	Frost & Sullivan Report	24

Y	In addition, according to the Frost & Sullivan report, the number of Filipinos working in call centers, where they are constantly exposed to Western culture, reached 1,073.7 thousands by the end of 2015.	100	Frost & Sullivan Report	25

Z	Our one-on-one 25-minute lessons with foreign teachers on average cost approximately RMB25 (US$4), while other leading online English education companies’ comparable lessons typically cost approximately RMB50 to RMB250 per 25 minutes, and other leading offline English education companies’ comparable lessons typically cost approximately RMB200 to RMB380 per 25 minutes, according to the Frost & Sullivan Report.	104	Frost & Sullivan Report	84

AA	According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively.	95	Consumer Price Index for December 2013, 2014 and 2015 (Source: National Bureau of Statistics of China)	N/A

AB	According to the Philippine Statistics Authority, the year-over-year headline inflation rates in the Philippines for June 2013, 2014 and 2015 were 2.7%, 4.4% and 1.2%, respectively.	95	Year-on-Year Inflation Rates in the Philippines, All Items, January 2010 - December 2015 (Source: Philippine Statistics Authority)	N/A